Contact

www.linkedin.com/in/ali-
hosseinzadeh-ab840880 (LinkedIn)

Top Skills

CompTIA A+ Essentials

Cisco Technologies

Microsoft Server Technologies

Languages

Azeri (Native or Bilingual)

Persian (Native or Bilingual)

English (Full Professional)

Turkish (Full Professional)

Certifications

Microsoft Certified Professional

Cisco Certified Network Associate
Routing and Switching (CCNA
Routing and Switching)

Apple Certified Support Professional
10.10

Ali Hosseinzadeh

Helping businesses improve their IT infrastructure and bring together
services and technologies that solve your business problems. |
Founder and CEO at AH Technology, Inc.

Mundelein, Illinois, United States

Experience

AH Technology
Chief Executive Officer
January 2016 - Present (9 years 11 months)

Shieldwise
Chief Executive Officer
July 2024 - Present (1 year 5 months)

Education

Azad University
Master of Computer Applications (MCA), Computer Science · (2004 - 2008)